# PIE 103 LLC

**(a Texas Limited Liability Company)**

# Form C

## Disclosures in Reg CF Offering

**April 25, 2025**

# TABLE OF CONTENTS

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# FORM C

# Company Disclosures

**Purpose of This Form**

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

## §227.201(a) – Basic Information About the Company

| | |
|---|---|
| **Name of Company** | Pie 103 LLC |
| **State of Organization** (not necessarily where the Company operates, but the State in which the Company was formed) | Texas |
| **Date Company Was Formed** (from the Company's Certificate of Formation) | 2024-06-11 |
| **Kind of Entity** | Limited Liability Company (LLC) |
| **Street Address** | 2100 DOUBLE CREEK DR, UNIT 405, ROUND ROCK, TX 78664 |
| **Website Address** | Pieassets.com |

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**Summary Financial Information**

|  | *Most Recent Fiscal Year* | *Previous Fiscal Year* |
|---|---|---|
| Total Assets | 0 | 0 |
| Cash & Equivalents | 0 | 0 |
| Account Receivable | 0 | 0 |
| Short-Term Debt | 0 | 0 |
| Long-Term Debt | 0 | 0 |
| Revenues/Sales | 0 | 0 |
| Cost of Goods Sold | 0 | 0 |
| Taxes Paid | 0 | 0 |
| Net Income | 0 | 0 |

## §227.201(b) – Directors and Officers

| **Name** | Eugene Slobodski | |
|---|---|---|
| All positions with the Company and How Long for Each Position | **Position:** CEO | **How Long:** 1month (since inception) |
| Business Experience During Last Three Years (Brief Description) | Real estate consulting and Restaurateur | |
| Principal Occupation During Last Three Years | Real estate consulting and Restaurateur | |
| Has this Person Been Employed by Anyone Else During the Last Three Years? | No | |
| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | **Name:** | **Business:** |

## §227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Mr. Slobodski is the sole manager of Pie Ventures, LLC, which is, in turn, the sole manager of the Company. Hence, Mr. Slobodski owns 100% of the voting power of the Company.

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## §227.201(d) – The Company's Business and Business Plan

### Overview

The Company was organized to buy, renovate, rent, and sell the distressed residential property located at 1639 Monsarrat St, Memphis, TN 38109 (the "Property"). The Company selected this property due to its location in the Riverside section of South Memphis, an area that has demonstrated promising signs of growth. Riverside has been experiencing a reduction in blight, as well as increased investor interest, driven by a combination of affordable housing and the revitalization efforts within the neighborhood.

The Property offers 1,490 square feet of livable space, comprising two units, each with one bedroom and one bathroom. Purchased for $14,000 plus closing costs. Given the extensive renovations required the total renovation, legal fees, real estate commissions, other associated fees and carrying costs are estimated at $108,000 (update when finalized). This brings the overall project cost to $122,000.

This property will follow a fix-and-hold model, with an anticipated eight-month renovation period before being rented out. The property will then be held for a minimum of three years, generating steady rental income before reassessing the best exit strategy. Given current Section 8 rental rates in Memphis for a one-bedroom home ranging from $698 to $867 per month, If we are unable to secure Section 8 tenants quickly, we will move to the free market, where rents range from approximately $650 to $850 per month. We project a stable, rental income stream, ensuring reliable cash flow throughout the hold period. Quarterly rental income distributions will be disbursed to shareholders at the discretion of Pie Ventures LLC, contingent upon sufficient rental income and considering the overall financial health of the company.

At the three-year mark, we will review market conditions and investor preferences to determine the optimal course of action—either selling the property for capital appreciation or continuing to rent for long-term passive income. Based on current market appreciation trends in Riverside and the ongoing development of infrastructure and community resources, we anticipate the area will continue to see strong long-term value growth.

By holding the property for multiple years, securing steady rental income, and benefiting from market appreciation, this investment presents a strong cash-on-cash return potential, while also positioning investors to double their initial capital over a six-year horizon if the market continues its upward trajectory.

### The Neighborhood

The Riverside area in South Memphis is undergoing revitalization, with growing interest from first-time homebuyers and young families seeking affordable, high-quality housing options. The demand for restored homes in this neighborhood has surged due to its proximity to essential amenities such as schools, parks, and local businesses.

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1639 Monsarrat St is well-positioned to benefit from this increasing demand, offering an attractive option for those looking to move into a rejuvenated community. Additionally, the property is just 12 minutes away from the new xAI supercomputer facility, a multibillion-dollar investment that is expected to drive further growth and development in the surrounding area. As one of the closest residential neighborhoods to this major facility, Riverside is poised to see increased interest from both residents and investors, as future community resources and infrastructure are developed in connection with the project.

This proximity to a cutting-edge technological hub, combined with the neighborhood's ongoing revitalization, presents a unique opportunity for significant value appreciation. The enhanced demand for housing, spurred by the area's growth, makes 1639 Monsarrat St a highly attractive property for investors looking to capitalize on the area's upward trajectory.

Comparable Sales

Properties similar to 1639 Monsarrat St that have undergone renovations have recently sold in the range of $135,000 to $200,000 The renovations in these properties are comparable or of lower quality than those we plan to deliver. Our projected sale price of approximately $160,000 in 5 years places the property in the middle of this spectrum for the planned quality of renovation, offering exceptional value within Riverside.

This pricing strategy targets investors seeking stable rental income, particularly through Section 8 housing or free market rental.  The property is a duplex consisting of two units, each with 1-bedroom and 1-bathroom, totaling 1,290 square feet. Given current Section 8 or free market rental rates in Memphis for one-bedroom units ranging from $648 to $867 per month, the property is positioned to deliver strong, predictable returns to investors.

Our long-term strategy for this property includes an initial three-year hold period, after which we will review investor options. Ideally, we plan to keep the property for at least six years, allowing investors to double their money or achieve significant appreciation. This extended hold period is designed to maximize both cash flow and resale value, giving investors the flexibility to decide the best course of action based on market conditions.

By offering superior renovation quality at a competitive price point, we aim to make this an attractive opportunity for investors looking for government-backed rental income and long-term value growth in the Riverside area.

Renovation Strategy

The company will undertake a complete gut renovation of 1639 Monsarrat st, addressing every major system to maximize its rental appeal, long-term value, and durability for investors. This project is more

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than just an upgrade—it is a full-scale transformation designed to deliver a move-in-ready home that requires minimal maintenance in the years ahead.

The renovation will include a new roof to eliminate leaks and prevent future maintenance issues, while structural beams will be reinforced or replaced as needed. The windows will be entirely replaced to improve energy efficiency and overall aesthetic appeal, while the brick exterior and foundation, which remain in solid condition, will stay intact. To modernize the home's infrastructure, a complete electrical and plumbing overhaul will be conducted, replacing outdated wiring and pipes with new, up-to-code systems, and new plumbing fixtures throughout. Additionally, a brand-new HVAC system will be installed, ensuring tenant comfort, maximizing potential rent, and reducing long-term maintenance costs.

Inside, the kitchen and bathroom will be completely rebuilt to meet modern standards. The kitchen will feature new cabinets, countertops, modern appliances, and updated plumbing, providing a functional and stylish space for tenants. The bathroom will undergo a full remodel, including new fixtures, tiling, and amenities for a fresh, modern look. Throughout the home, new durable flooring will be installed to enhance aesthetics while minimizing upkeep, and the interior will be freshly painted, creating a bright and inviting living space. The driveway will also be repaired or replaced, ensuring a smooth, durable surface for long-term use.

To execute this large-scale renovation efficiently, we will use a combination of an experienced construction team and a licensed general contractor to oversee every phase of the project. This approach ensures high-quality workmanship while maintaining cost efficiency. By delivering a fully modernized, turn-key property with minimal deferred maintenance, this home will stand out in the rental market, attract long-term tenants, and provide strong investment returns, particularly under the Section 8 program.

The property will undergo a full exterior and interior repainting, creating a fresh, modern look that enhances curb appeal and attracts potential tenants. A new paint job signals quality and care, making the property stand out in the rental market and helping to secure higher occupancy rates.

Given the extensive scope of renovations, the project is expected to take approximately six months from start to finish. This timeline includes structural work, system upgrades, interior finishes, and final inspections to ensure the home is fully compliant with rental standards. We have accounted for potential contingencies to mitigate unforeseen delays, keeping the project on track for a timely completion. Once renovations are finalized, the property will be positioned as a move-in-ready rental and marketed for long-term tenancy under the Section 8 program to provide stable and predictable cash flow for investors.

Investment Timeline

Our anticipated timeline for the Property is as follows:

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- Planning: Within the first 15 days.
- Renovation: Approximately 6 months.
- Marketing and Leasing: Expected within 90 days after renovation completion.
- Total Timeline: 5 to 10 months from funding to lease-up.

**Financing**

The purchase and renovation of the Property will be financed wholly with cash. The Company does not intend to borrow money.

**Rental of the Renovated Property**

After completing the renovations, we intend to lease out the home to a qualified and screened tenant, with a focus on tenant placement, at the highest rent we can achieve for the property, ensuring both a stable income stream and support for community housing needs.

**Our Experience and Track Record**

The Company brings over four years of experience in the Memphis real estate market, providing a strong foundation for successful property investment and management. During this time, we have built solid relationships with local real estate agents, contractors, and vendors, ensuring that each project is executed efficiently and cost-effectively. These established partnerships are crucial in streamlining operations, from acquisition through renovation to eventual sale.

Our management team currently manage over 95 units as buy-and-hold properties in the Memphis area.

Our in-depth knowledge of the South Memphis market uniquely positions us to navigate local market conditions effectively. We understand the nuances of the neighborhood, including its evolving demographics, buyer preferences, and emerging trends. This expertise allows us to identify opportunities for maximizing the property's value and aligning our renovation strategies with what potential tenants and buyers are seeking.

By leveraging our experience and local connections, we are committed to enhancing the property at 133 Ingle Avenue and achieving optimal returns for our investors. Our proactive approach and commitment to excellence will guide every aspect of this project, ensuring that we deliver a high-quality finished product that meets market demands.

# §227.201(e) – Number of Employees

The Company has no employees.

# §227.201(f) – Risks of Investing

**Required Statement:**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

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In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Additional statement:**

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review Exhibit A for a more expansive list of potential risks associated with an investment in this Company.

## §227.201(g) – Target Offering Amount and Offering Deadline

**Required Statement:**

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $121,989. If we have not raised at least the target amount by April 25, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Invown will notify investors when and if the target amount has been raised.

## §227.201(h) – Commitments that Exceed the Target Offering Amount

The Company will not accept commitments that exceed the Target Offering Amount.

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## §227.201(i) – How the Company Intends to Use the Money

The Company expects to use the proceeds of the offering as follows:

| Use of Money | How Much (approximately) |
|---|---|
| Invown Portal Charges | $5,000 |
| Other Costs of the Offering (*e.g.*, legal and accounting fees) | $4,000 |
| Cost of Purchase | $14,000 |
| Cost of Construction | $87,850 |
| Real Estate Commissions | $6,000 |
| Other (including Cash Reserve) | $6,150 |
| **TOTAL** | **$122,000** |

## §227.201(j) – The Investment Process

### To Invest

- Review this Form C and the Campaign Page;

- If you decide to invest, press the *Invest Now* button

- Follow the instructions

The minimum amount you can invest in the offering is $500. Investments above the minimum may be made in increments of $10.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

### To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on December 23, 2025 (*i.e.*, 48 hours before the offering deadline).

To cancel your investment, log onto your account on Invown and click the cancel investment button found on your dashboard. Ensure you receive an email confirming the cancellation. For any difficulties contact hello@invown.com.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

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## §227.201(k) – Material Changes

**Required Statement**

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

**Explanation for Investors**

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

## §227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." The price is $1 for each Class A Share.

We arrived at the price as follows:

● We estimated how much money we need to complete the project.

● We estimated the value of the project when it's completed.

● We estimated what we believe is a fair return to Investors.

● Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

## §227.201(m) – Terms of the Securities

**Overview**

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Texas limited liability company. Your ownership will be governed by the Company Operating Agreement of the Company dated December 25, 2025 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached Exhibit C.

**Your Right to Distributions**

If the Company is profitable, it will make distributions to its owners from time to time. All distributions will be made in the following order of priority:

● First, investors will receive a cumulative, non-compounded return of 8% per year on their unreturned capital.

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- Second, investors will receive a full return of their invested capital.

- Third, any remaining balance will be distributed 70% to investors and 30% to the Manager.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

## Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

## No Right to Transfer

Class A Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Class A Shares without the Manager's consent.

- If you want to sell your Class A Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Class A Shares, as there would be for a publicly-traded stock.

- For a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor," (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Class A Shares until the Company is dissolved.

## Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Shares.

## Other Classes of Securities

As of now, the Company has only two classes of securities:  Class A Shares and Class B Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class A Shares, while all the Class B Shares will be owned by the Manager.

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Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class B Shares, has total control over all aspects of the Company and its business.

## Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares.

## The Person Who Controls the Company

Eugene Slobodski owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr./Ms. Eugene Slobodski effectively controls the Company.

## How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell a Property, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on renting the property, including the terms of any lease.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

## How the Securities are Being Valued

The price of the Class A Shares was determined by the Manager based on the Manager's opinion about the value of the project.

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The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

**Risks Associated with Minority Ownership**

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you'll be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

# §227.201(n) – The Funding Portal

The Company is offering its securities through Invown Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00329 and the Funding Portal Registration Depository (FPRD) number is 312976.

# §227.201(o) – Compensation of the Funding Portal

The Company will compensate Invown Funding Portal, LLC as follows:

- An administrative fee of 1.5% of invested capital; plus

Invown Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Invown Portal, LLC to acquire an interest.

# §227.201(p) – Indebtedness of the Company

The Company does not have any material (significant) liabilities.

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## §227.201(q) – Other Offerings of Securities within the Last Three Years

The Company has not offered or sold any securities during the last three years.

## §227.201(r) – Transactions Between the Company and "Insiders"

The Manager will receive the following fees from the Company:

- An asset management fee equal to 5% of rental distributions.

- An acquisition fee equal to 5% of the purchase price of the property.

## §227.201(s) – The Company's Financial Condition

### Liquidity

The Company was organized under the Texas Limited liability company Act on March 23, 2025. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

### Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

### Historical Results of Operations

The Company has no history of operations.

### Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

## §227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit D.

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## §227.201(u) – Disqualification Events

**Explanation for Investors**

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on Invown.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the North Capital reports attached as Exhibit E.

As indicated on these background checks, none of the principals of the Company is disqualified.

## §227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

## 227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at  www.pieassets.com/investors, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

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**§227.201(x) – Our Compliance with Reporting Obligations**

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

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